Exhibit 4.2

Form of

Officers’ Certificate

February 20, 2013

The undersigned officers of Prologis, Inc. (“Prologis, Inc.”), general partner of Prologis, L.P. (the “Company”), on behalf of the Company, acting pursuant to resolutions adopted by the Board of Directors of Prologis, Inc. (the “Board”) on February 5, 2014 and the Securities Offering Transaction Committee of the Board on February 11, 2014, hereby establish a series of debt securities by means of this Officers’ Certificate in accordance with the Indenture, dated as of June 8, 2011 (the “Base Indenture,” and as supplemented by the First Supplemental Indenture thereto, the Second Supplemental Indenture thereto, the Third Supplemental Indenture thereto, the Fourth Supplemental Indenture thereto, the Fifth Supplemental Indenture thereto, the Sixth Supplemental Indenture thereto and the Seventh Supplemental Indenture thereto, the “Indenture”), among the Company, Prologis, Inc., as parent guarantor, and U.S. Bank National Association, as trustee (the “Trustee”). Capitalized terms used but not defined in this Officers’ Certificate shall have the meanings ascribed to them in the Indenture.

3.375% Notes due 2024

1. The series shall be entitled the “3.375% Notes due 2024” (the “Notes”) and shall be a series of Euro Notes as defined in the Seventh Supplemental Indenture.

2. The Notes initially shall be limited to an aggregate principal amount of €700,000,000 (except in each case for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of or within the Series pursuant to Section 304, 305, 306, 906, 1107 or 1305 of the Base Indenture); provided, the Company may increase such aggregate principal amount upon the action of the Board to do so from time to time.

3. The Notes shall bear interest at the rate of 3.375% per annum. The aggregate principal amount of the Notes is payable at maturity on February 20, 2024. The interest on this Series shall accrue from February 20, 2014 or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for. Interest on the Notes shall be payable annually in arrears on February 20 of each year (each an “Interest Payment Date”), commencing on February 20, 2015, to persons in whose names the Notes are registered on the February 5 preceding the Interest Payment Date, whether or not a Business Day (each a “Regular Record Date”). Interest on the Notes shall be computed on the basis of an ACTUAL/ACTUAL (ICMA) (as defined in the rulebook of the International Capital Markets Association) day count convention.

4. The Notes may be surrendered for registration of transfer or exchange and notices or demands to or upon the Company in respect of the Notes and the Indenture may be served at the Corporate Trust Office of the Paying Agent located at 125 Old Broad Street, London EC2N 1AR, United Kingdom. The principal of the Notes payable at maturity or upon earlier redemption shall be paid against presentation and surrender of the Notes at the Corporate Trust Office of the Paying Agent.

5. The Notes may be redeemed in whole at any time or in part from time to time, at the option of the Company, upon notice of not more than 60 nor less than 30 days prior to the Redemption Date, at a redemption price (the “Make-Whole Amount”) equal to the greater of

(1)	100% of the principal amount of the Notes to be redeemed; or

(2)	the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date on annual basis (ACTUAL/ACTUAL (ICMA))) at the then applicable Comparable Government Bond Rate plus 25 basis points.

In each case the Company will pay accrued and unpaid interest on the principal amount being redeemed to the Redemption Date.

The following definitions apply with respect to the Make-Whole Amount:

“Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an Independent Investment Banker, a German government bond whose maturity is closest to the maturity of the Notes to be redeemed, or if the Independent Investment Banker in its discretion determines that such similar bond is not in issue, such other German government bond as such Independent Investment Banker may, with the advice of the Reference Bond Dealers, determine to be appropriate for determining the Comparable Government Bond Rate.

“Comparable Government Bond Rate” means the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the Notes to be redeemed, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an Independent Investment Banker.

“euro” or “€” means the single currency introduced at the third stage of the European Monetary Union pursuant to the Treaty establishing the European Community, as amended.

“Independent Investment Banker” means one of the Reference Bond Dealers that the Company appoints to act as the Independent Investment Banker from time to time.

“Reference Bond Dealer” means each of Citigroup Global Markets Limited, J.P. Morgan Securities plc, Merrill Lynch International and The Royal Bank of Scotland plc and their successors, and one other firm that is a broker of, and/or market maker in German government bonds (each a “Primary Bond Dealer”) which the Company specifies from time to time; provided, however, that if any of them ceases to be a Primary Bond Dealer, the Company shall substitute another Primary Bond Dealer.

Notwithstanding the foregoing, if the Notes are redeemed on or after November 20, 2023, the redemption price will be 100% of the principal amount of the Notes to be redeemed.

In addition, if, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated under the laws) of the United States (or any taxing authority thereof or therein), or any change in, or amendments to, an official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment is announced or becomes effective on or after February 11, 2014, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay Additional Amounts with respect to the Notes, then the Notes may be redeemed at the option of the Company, in whole, but not in part, having given not less than 30 days nor more than 60 days prior notice to the Holders of the Notes, at a redemption price (the “Tax Redemption Price”) equal to 100% of the principal amount of the Notes being redeemed, together with accrued and unpaid interest thereon, to, but not including, the Redemption Date, all in accordance with the provisions of Article Eleven of the Base Indenture.

If notice of redemption has been given as provided in the Base Indenture and funds for the redemption of any Notes called for redemption shall have been made available on the Redemption Date referred to in such notice, such Notes shall cease to bear interest on the Redemption Date and the only right of the Holders of the Notes from and after the Redemption Date shall be to receive payment of the Redemption Price upon surrender of such Notes in accordance with such notice.

6. All payments in respect of the Notes shall be made by or on behalf of the Company without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature, imposed or levied by the United States or any taxing authority thereof or therein, unless such withholding or deduction is required by law. If such withholding or deduction is required by law, the Company shall pay to a holder who is not a United States person such additional amounts (the “Additional Amounts”) on the Notes as are necessary in order that the net payment by the Company or a paying agent of the principal of, and premium or Redemption Price, if any, and interest on, the Notes to such holder, after such withholding or deduction, shall not be less than the amount provided in the Notes to be then due and payable; provided, however, that the foregoing obligation to pay Additional Amounts shall not apply:

(i) to any tax, assessment or other governmental charge that would not have been imposed but for the holder, or a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership or corporation, or a person holding a power over an estate or trust administered by a fiduciary holder, being considered as:

(a) being or having been engaged in a trade or business in the United States or having or having had a permanent establishment in the United States or having or having had a qualified business unit which has the U.S. Dollar as its functional currency;

(b) having a current or former connection with the United States (other than a connection arising solely as a result of the ownership of the Notes, the receipt of any payment or the enforcement of any rights thereunder) or being considered as having such relationship, including being or having been a citizen or resident of the United States;

(c) being or having been a personal holding company, a passive foreign investment company or a controlled foreign corporation with respect to the United States or a foreign personal holding company that has accumulated earnings to avoid United States federal income tax;

(d) being or having been an owner of a 10% or greater interest in the capital or profits of the Company within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision; or

(e) being a bank receiving payments on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(ii) to any Holder that is not the sole beneficial owner of the Notes, or a portion of the Notes, or that is a fiduciary, partnership or limited liability company, but only to the extent that a beneficiary or settlor with respect to the fiduciary, a beneficial owner or member of the partnership or limited liability company would not have been entitled to the payment of an Additional Amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment;

(iii) to any tax, assessment or other governmental charge that would not have been imposed but for the failure of the Holder or any other person to comply with certification, identification or information reporting requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of the Notes, if compliance is required by statute, by regulation of the United States or any taxing authority therein or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge;

(iv) to any tax, assessment or other governmental charge that is imposed otherwise than by withholding by the Company or a paying agent from the payment;

(v) to any tax, assessment or other governmental charge that would not have been imposed but for a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later;

(vi) to any estate, inheritance, gift, sales, excise, transfer, wealth, capital gains or personal property tax or similar tax, assessment or other governmental charge;

(vii) to any withholding or deduction that is imposed on a payment to an individual and that is required to be made pursuant to any law implementing or complying with, or introduced in order to conform to, any European Union Directive on the taxation of savings;

(viii) to any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of or interest on any Note, if such payment can be made without such withholding by at least one other paying agent;

(ix) to any tax, assessment or other governmental charge that would not have been imposed but for the presentation by the Holder of any Note, where presentation is required, for payment on a date more than 30 days after the date on which payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(x) to any withholding or deduction that is imposed on a payment pursuant to Sections 1471 through 1474 of the Code and related Treasury regulations and pronouncements (the Foreign Account Tax Compliance Act (“FATCA”)) or any successor provisions and any regulations or official law, agreement or interpretations thereof implementing an intergovernmental approach thereto; or

(xi) in the case of any combination of items (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix) and (x).

The Notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable to the Notes. Except as specifically provided under this Paragraph 6, the Company shall not be required to make any payment for any tax, duty, assessment or governmental charge of whatever nature imposed by any government or a political subdivision or taxing authority of or in any government or political subdivision.

7. The Notes shall not provide for any sinking fund or analogous provision. None of the Notes shall be redeemable at the option of the Holder.

8. The Notes shall be issuable in registered form in the form set out in Exhibit A of the Seventh Supplemental Indenture without coupons in denominations of €100,000 and any integral multiple of €1,000 in excess thereof.

9. The principal amount of, and the Make-Whole Amount or Tax Redemption Price, if any, on, the Notes shall be payable upon declaration of acceleration pursuant to Section 502 of the Base Indenture.

10. The Notes shall be denominated in and principal of or interest on the Notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price, if applicable) shall be payable in euros. If the euro is unavailable to the Company due to the imposition of exchange controls or other circumstances beyond the Company’s control or the euro is no longer used by the member states of the European Monetary Union that have adopted the euro as their currency or for the settlement of transactions by public institutions within the international banking community, then all payments in respect of the Notes shall be made in U.S. Dollars until the euro is again available to the Company or so used. The amount payable on any date in euros shall be converted to U.S. Dollars on the basis of the Market Exchange Rate on the second Business Day before the date that payment is due, or if such Market Exchange Rate is not then available, on the basis of the most recently available Market Exchange Rate on or before the date that payment is due. Any payment in respect of the Notes so made in U.S. Dollars shall not constitute an Event of Default under the Indenture. Neither the Trustee nor the European Paying Agent shall be responsible for obtaining exchange rates, effecting conversions or otherwise handling redenominations.

“Market Exchange Rate” means the noon buying rate in The City of New York for cable transfers of euros as certified for customs purposes (or, if not so certified, as otherwise determined) by the Federal Reserve Bank of New York.

11. Except as provided in paragraph 5 of this Officers’ Certificate the amount of payments of principal of or interest on the Notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price, if applicable) shall not be determined with reference to an index or formula.

12. Except as set forth herein, in the Indenture or in the Notes, none of the principal of or interest on the Notes (or Make-Whole Amount, Redemption Price or Tax Redemption Price, if applicable) will be payable at the election of the Company or a Holder thereof in a currency or currencies, currency unit or units or composite currency or currencies other than that in which the Notes are denominated or stated to be payable.

13. Except as set forth in the Indenture or the Trust Indenture Act of 1939, the Notes shall not contain any provisions granting special rights to the Holders of Notes upon the occurrence of specified events.

14. The Notes shall not contain any deletions from, modifications of or additions to the Events of Default or covenants of the Company contained in the Indenture.

15. Except as set forth herein, in the Indenture or in the Notes, the Notes shall not be issued in the form of bearer Securities or temporary global Securities.

16.	Sections 1402 and 1403 of the Base Indenture shall be applicable to the Notes.

17.	The Notes will not be issued upon the exercise of debt warrants.

18.	Article Sixteen of the Base Indenture shall be applicable to the Notes.

19. If any Interest Payment Date, maturity date or earlier Redemption Date applicable to the Notes of any series falls on a day that is not an Euro Business Day, the required payment shall be made on the next Euro Business Day as if it were made on the date the payment was due and no interest shall accrue on the amount so payable for the period from and after that Interest Payment Date, that maturity date or that Redemption Date, as the case may be, until the next Euro Business Day. “Euro Business Day” means any day, other than a Saturday or Sunday, (1) which is not a day on which banking institutions in The City of New York or London are authorized or required by law, regulation or executive order to close and (2) on which the Trans-European Automated Real-Time Gross Settlement Express Transfer system (the TARGET2 system), or any successor thereto, is open.

20. The other terms and conditions of the Notes shall be substantially as set forth in the Indenture, in the Prospectus dated December 20, 2012 and the Prospectus Supplement dated February 11, 2014 relating to the Notes.

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IN WITNESS WHEREOF, the undersigned have executed this Officers’ Certificate on the date first written above.

By:
Name: Thomas S. Olinger
Title: Chief Financial Officer

By:
Name: Edward S. Nekritz
Title: General Counsel and Secretary

Officers’ Certificate – 3.375% Notes due 2024